Exhibit 99.1

XCharge Appoints Albina Iljasov as Co-Chief Executive Officer

HAMBURG, Germany & AUSTIN, Texas, June 1, 2026 (GLOBE NEWSWIRE) -- XCHG Limited (“XCharge” or the “Company”) (Nasdaq: XCH), an integrated EV charging and energy solutions company, today announced the appointment of Ms. Albina Iljasov as Co-Chief Executive Officer of the Company, effective June 1, 2026.

Ms. Iljasov will serve alongside Mr. Yifei Hou, who continues in his role as Co-Chief Executive Officer. In her new role, Ms. Iljasov will primarily oversee the Company’s European operations and related strategic initiatives, while also having primary responsibility for the Company’s ongoing efforts in information security and cybersecurity initiatives.

The appointment reflects the Company’s continued global expansion and the Board of Directors’ belief that a Co-Chief Executive Officer structure will further strengthen the Company’s operational execution and international growth.

Ms. Iljasov has served as Head of Europe since September 2021, where she has been responsible for the Company’s business operations and growth across the European market. Prior to that, she served as Head of Sales and Business Development for Europe. Before joining XCharge, Ms. Iljasov held positions at EVBox and E.ON Drive, focusing on business development and regional sales initiatives in Europe.

“Albina has been instrumental in building and scaling our European footprint,” said Mr. Yifei Hou, Co-Chief Executive Officer of XCharge. “As we further bolster our information security and cybersecurity frameworks, Albina’s proven leadership acumen, deep industry expertise, and nuanced understanding of the European market position her uniquely to advance these critical priorities, while accelerating our broader international expansion and long-term growth agenda.”

“I am honored to take on this expanded role and look forward to elevating the Company’s information security and cybersecurity capabilities, while continuing to advance XCharge’s global expansion and long-term growth,” said Ms. Iljasov.

About XCharge

XCharge (Nasdaq: XCH) is a global supplier of high-performance electric vehicle charging solutions and energy storage solutions. The Company has headquarters in Hamburg and Austin, working with a globally networked team to drive innovation in the field of energy and help its customers achieve long-term success.

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about XCHG Limited's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “objective,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in XCHG Limited’s filings with the United States Securities and Exchange Commission.

All information provided in this press release is as of the date of this press release, and XCHG Limited does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

XCharge

IR Department

Email: ir@xcharge.com